
May 5, 2014

Via E-mail
Mr. Martin A. Reid
Executive Vice President and Chief Financial Officer
Chambers Street Properties
47 Hulfish Street,
Suite 210
Princeton, New Jersey 08542

     Re: **Chambers Street Properties**
          Form 10-K for fiscal year ended December 31, 2013
          Filed March 3, 2014
          File No. 001-35933

Dear Mr. Reid:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Robert F. Telewicz Jr.

                           Robert F. Telewicz Jr.
                           Senior Staff Accountant